UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 47)*

Kellanova

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

487836108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS W.K. KELLOGG FOUNDATION TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,087,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,087,038

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,087,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on 342,519,743 shares of the Issuer’s common shares outstanding as of October 28, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2023.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS W.K. KELLOGG FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,087,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,087,038

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,087,038
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 342,519,743 shares of the Issuer’s common shares outstanding as of October 28, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 487836108

This Schedule 13G is being filed as Amendment No. 47 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock, $.25 par value per share, of Kellanova, formerly known as Kellogg Company (the “Shares”).

This Amendment No. 47 is being filed by the Trust on behalf of itself and W.K. Kellogg Foundation (the “Foundation”), as sole beneficiary of the Trust. Steven A. Cahillane, La June Montgomery Tabron and Richard M. Tsoumas are the three individual trustees of the Trust as of December 31, 2023.

A separate Schedule 13G is being filed by The Northern Trust Corporation, as parent holding company for The Northern Trust Company, the sole corporate trustee of the Trust.

Ramón Murguía left the office of the trustee of the Trust on November 14, 2023. On that date, Richard M. Tsoumas succeeded Mr. Murguía as a trustee of the Trust. Prior to this Amendment No. 47, each of the three individual trustees of the Trust filed jointly on Schedule 13G with the Trust and the Foundation, reporting shared beneficial ownership over the Shares held by the Trust. Starting with this Amendment No. 47, each of the individual trustees of the Trust will not report as beneficial owners of the Shares held by the Trust and each individual trustee disclaims beneficial ownership over the Shares held by the Trust. Such change in reporting reflects only a change in reporting approach and does not reflect any change in the operation of the Trust and the powers of the trustees thereunder.

Under the agreement governing the Trust, if a majority of the trustees of the Trust (which majority must include the corporate trustee) cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock. In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations. As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of Section 13(d) of the Act.

As of December 31, 2023, the Trust and the Foundation beneficially own 53,087,038 Shares, or 15.5% of the Shares outstanding.

Item 1(a).	Name of Issuer:

Kellanova, formerly known as Kellogg Company

Item 1(b).	Address of Issuer’s Principal Executive Offices

412 N. Wells Street

Chicago, Illinois 60654

Item 2(a).	Name of Persons Filing

W.K. Kellogg Foundation Trust

W.K. Kellogg Foundation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Person Filing W.K. Kellogg Foundation Trust:	Address One Michigan Avenue East Battle Creek, MI 49017-4058

W.K. Kellogg Foundation:	One Michigan Avenue East Battle Creek, MI 49017-4058

Item 2(c).	Citizenship

W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation:	-A Michigan Trust -A Michigan Nonprofit Corporation

Item 2(d).	Title of Class of Securities

Common Stock, $.25 par value per share

Item 2(e).	CUSIP Number

487836108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This statement is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a).	Amount beneficially owned:

W.K. Kellogg Foundation Trust:	53,087,038
W.K. Kellogg Foundation:	53,087,038

Item 4(b).	Percent of class:

W.K. Kellogg Foundation Trust:	15.5%*
W.K. Kellogg Foundation:	15.5%*

* Based on 342,519,743 shares of the Issuer’s common shares outstanding as of October 28, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 8, 2023.

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation:	0 0
(ii)	Shared power to vote or to direct the vote:
	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation:	53,087,038 53,087,038
(iii)	Sole power to dispose or to direct the disposition of:
	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation:	0 0
(iv)	Shared power to dispose or to direct the disposition of:
	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation:	53,087,038 53,087,038

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

See introductory note above.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024	W.K. KELLOGG FOUNDATION TRUST

By: THE NORTHERN TRUST COMPANY, as corporate trustee

	By:	/s/ Amy Cunningham
	Name:	Amy Cunningham
	Title:	Vice President

W.K. KELLOGG FOUNDATION

	By:	/s/ Kahlil C. Williams
	Name:	Kahlil C. Williams
	Title:	General Counsel

EXHIBITS

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 8, 2024, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended